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Omnicare, Inc. o 100 East RiverCenter Boulevard o Suite 1600 o Covington, Kentucky 41011 o 859/392-3300 o 859/392-3360 Fax
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Omnicare                                                            news release
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[LOGO]




                   OMNICARE, INC. RESPONDS TO NCS HEALTHCARE'S
                  RECOMMENDATION ON $3.50 PER SHARE CASH TENDER

COVINGTON, Ky., August 20, 2002 - Omnicare, Inc. (NYSE: OCR), a leading provider of pharmaceutical care for the elderly, today responded to the NCS board of directors' recommendation relating to Omnicare's fully financed $3.50 per share cash tender offer for all of the outstanding shares of Class A and Class B common stock of NCS Healthcare, Inc. (NCSS.OB).

Omnicare's fully financed offer represents more than twice the value of the proposed NCS/Genesis transaction and is nearly five times the value of NCS's closing stock price of $0.74 on July 26, 2002, the last trading day before Omnicare announced its acquisition proposal and before NCS announced its proposed transaction with Genesis Health Ventures, Inc. (NASDAQ: GHVI). At the close of trading on August 19, 2002, the value of the Genesis offer was approximately 35% below the trading price of NCS.

Joel F. Gemunder, president and chief executive officer of Omnicare, said, "We are disappointed that the NCS board has rejected our fully financed, all-cash, superior offer without even taking an opportunity to talk to us. As we have stated several times, in our letters to the NCS board and in our public statements, we are willing to discuss all aspects of our offer, including structure, price and form of consideration; however, the NCS board has refused even to speak with us about our offer.

 "We have repeatedly advised the NCS board that Omnicare is prepared to execute a merger agreement substantially identical to the NCS/Genesis Merger Agreement, which is no more conditional than the NCS/Genesis transaction. Omnicare is, however, willing to remove provisions from the NCS/Genesis Merger Agreement that would prevent NCS stockholders from accepting an offer that is superior to the Omnicare offer," Mr. Gemunder added.

"We have also committed publicly on several occasions that under the Omnicare offer, NCS bondholders and other creditors would be treated the same as they are proposed to be treated in the NCS/Genesis transaction," Mr. Gemunder explained.

"Our proposed merger, then, has the same terms and conditions as the proposed NCS/Genesis transaction," Mr. Gemunder stated, "but at a substantially greater value. This is a compelling transaction for both NCS and Omnicare. We hope that the NCS board will negotiate a transaction with us. In the event that NCS continues to refuse to discuss our offer, Omnicare will continue to pursue its litigation against NCS and Genesis in an effort to remove the illegal provisions of the NCS/Genesis Merger Agreement, which prevent NCS stockholders from realizing the value of Omnicare's offer."

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On August 1, 2002, Omnicare filed a lawsuit in Delaware Chancery Court to set aside the merger agreement between Genesis and NCS and certain related voting agreements.

The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time on September 5, 2002, unless extended.

Dewey Ballantine is acting as legal counsel to Omnicare and Merrill Lynch is acting as financial advisor. Innisfree M&A Incorporated is acting as Information Agent.


About the Company
Omnicare, based in Covington, Kentucky, is a leading provider of pharmaceutical care for the elderly. Omnicare serves approximately 738,000 residents in long-term care facilities in 45 states, making it the nation's largest provider of professional pharmacy, related consulting and data management services for skilled nursing, assisted living and other institutional healthcare providers. Omnicare also provides clinical research services for the pharmaceutical and biotechnology industries in 28 countries worldwide. For more information, visit the company's Web site at http://www.omnicare.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made only through an offer to purchase and related letter of transmittal. Investors and security holders are strongly advised to read the tender offer statement of Omnicare because it contains important information. The tender offer statement has been filed by Omnicare with the Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of these statements (when available) and other relevant documents on the SEC's Web site at: http://www.sec.gov. The tender offer statement and related materials may also be obtained for free by directing such requests to Omnicare at (859) 392-3331.

Statements in this press release concerning Omnicare's intention to consummate a merger involving NCS; Omnicare's ability to quickly consummate a transaction with NCS; the relative value of Omnicare's offer; together with other statements that are not historical, are forward-looking statements that are estimates reflecting the best judgment of Omnicare based on currently available information. Such forward-looking statements involve actual known and unknown risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements to differ materially from those stated. Such risks, uncertainties, contingencies and other factors, many of which are beyond the control of Omnicare, include overall economic, financial and business conditions; trends for the continued growth of the businesses of Omnicare; the ability to implement productivity, consolidation and cost reduction efforts and to realize anticipated benefits; the impact and pace of pharmaceutical price increases; delays and further reductions in governmental reimbursement to customers and to Omnicare as a result of pressure on federal and state budgets due to the continuing economic downturn and other factors; the overall financial condition of Omnicare's customers; Omnicare's ability to assess and react to the financial condition of its customers; the impact of

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seasonality on the business of Omnicare; the ability of vendors to continue to provide products and services to Omnicare; the continued successful integration of Omnicare's clinical research business and acquired companies, including NCS, and the ability to realize anticipated economies of scale and cost synergies; pricing and other competitive factors in the industry; increases or decreases in reimbursement; the effect of new government regulations, executive orders and/or legislative initiatives, including those relating to reimbursement and drug pricing policies and changes in the interpretation and application of such policies; government budgetary pressures and shifting priorities; efforts by payors to control costs; the outcome of litigation; the failure of Omnicare to obtain or maintain required regulatory approvals or licenses; loss or delay of contracts pertaining to Omnicare's contract research organization business for regulatory or other reasons; the ability of clinical research projects to produce revenues in future periods; the ability to attract and retain needed management; the impact and pace of technological advances; the ability to obtain or maintain rights to data, technology and other intellectual property; the impact of consolidation in the pharmaceutical and long-term care industries; volatility in the market for Omnicare's stock, the stock of Genesis Health Ventures, the stock of NCS and in the financial markets generally; access to capital and financing; the demand for Omnicare's products and services; variations in costs or expenses; the continued availability of suitable acquisition candidates; changes in tax law and regulation; changes in accounting rules and standards; and other risks and uncertainties described in Omnicare's reports and filings with the Securities and Exchange Commission.

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Contacts:

Cheryl D. Hodges                          Joele Frank / Andy Brimmer
Omnicare, Inc.                            Joele Frank, Wilkinson Brimmer Katcher
(859) 392-3331                            (212) 355- 4449, ext. 121